November 19, 2014

BY EDGAR AND FACSIMILE

Mr. Lyn Shenk, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polaris Industries Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 01-11411

Form 10-Q for Quarter Ended June 30, 2014

Filed July 25, 2014

File No. 01-11411

Dear Mr. Shenk:

The purpose of this letter is to confirm our understanding, based on my phone conversation with your office on November 18, 2014, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated November 17, 2014. As discussed, our response will be provided on or before December 16, 2014.

Very truly yours,

/s/ Beth A. Paulson
Beth A. Paulson,
Assistant General Counsel

cc:	Michael W. Malone

Stacy L. Bogart

Amy C. Seidel